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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

DELTAGEN, INC.

(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)
24783R103
(CUSIP Number)
MARCH 14, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*This Schedule 13G/A amends the Schedule 13G filed on February 21, 2002.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

        CUSIP No.    24783R103                                         Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
BRISTOL-MYERS SQUIBB COMPANY I.R.S. Employer Identification Number: 22-079-0350

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
847,481

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
847,481

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
847,481

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11)
2.1%

12.	Type of Reporting Person (See Instructions)
CO

CUSIP No.    24783R103                                         Page 3 of 5 Pages

This Amendment No. 1 is being filed to amend Items 4 and 5 of this Schedule 13G.

Item 1.

(a)	Name of Issuer
Deltagen, Inc.

(b)	Address of Issuer's Principal Executive Offices
740 Bay Road Redwood City, California 94063

Item 2.

(a)	Name of Person Filing
Bristol-Myers Squibb Company

(b)	Address of Principal Business Office or, if none, Residence
345 Park Avenue New York, NY 10154

(c)	Citizenship
Delaware

(d)	Title of Class of Securities
Common Stock, $0.001 Par Value

(e)	CUSIP Number
24783R103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

CUSIP No.    24783R103                                                 Page 4 of 5 Pages

Item 4. Ownership

(a)	Amount beneficially owned:
847,481

(b)	Percent of class:
2.1%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
847,481

	(ii)	Shared power to dispose or to direct the disposition of

0

	(iii)	Sole power to dispose or to direct the disposition of
847,481

	(iv)	Shared power to dispose or to direct the disposition of
0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        Not Applicable.

Item 8. Identification and Classification of Members of the Group

         Not Applicable.

Item 9. Notice of Dissolution of Group

         Not Applicable.

CUSIP No.    24783R103                                         Page 5 of 5 Pages

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 3, 2003

BRISTOL-MYERS SQUIBB COMPANY
By:	/s/ SANDRA LEUNG Sandra Leung Secretary

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SCHEDULE 13G/A
SIGNATURE